1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com
ADVANCING TO PRODUCTION
6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: 218-225-4417 / Fax: 218-225-4429

TSX: POM, NYSE Amex: PLM

NEWS RELEASE	2009-15

POLYMET CLOSES FINANCING - PROJECT UPDATE

Hoyt Lakes, Minnesota, November 24, 2009 - PolyMet Mining Corp. (TSX: POM; NYSE AMEX: PLM) (“PolyMet” or the “Company”) announced today that it has closed the first US$10 million installment of its previously announced US$25 million equity financing with Glencore A.G. (“Glencore”). PolyMet controls 100% of the development-stage NorthMet copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

This US$25 million financing follows the key milestone of the official notification of publication of the draft Environmental Impact Statement (EIS) in November and underscores the Company’s strategic relationship with Glencore as well as Glencore’s support and belief in the NorthMet project. The full financing relationship with Glencore is summarized below.

Project Update – Environmental Review Process
Publication of the draft EIS is the culmination of three-and-a-half years of environmental review and analysis designed specifically to support the EIS. The draft EIS describes the potential impacts of the PolyMet project as outlined in the October 2005 Environmental Assessment Worksheet (EAW) and considers alternative ways to develop the project in order to minimize or mitigate impacts to the environment.

The EIS process is designed to provide information to government agencies for permitting. PolyMet expects that the permits will be issued six to nine months after notification of publication of the draft EIS in the State’s EQB Monitor and the Federal Register on November 2 and November 6, 2009, respectively.

The EIS and permitting process is site specific for the NorthMet mine and the reuse of the former Erie plant site. Some comments about the PolyMet project refer to other projects in the area or even outside northeastern Minnesota which are beyond the scope of the PolyMet EIS.

Joe Scipioni, President and CEO of PolyMet stated, “It is important to understand the publication of the PolyMet draft EIS both for what it is and for what it is not.

“The draft EIS is a very comprehensive review of the PolyMet project. It is supported by more than 100 technical studies totaling more than 14,000 pages. The project that we expect to be permitted meets Minnesota’s regulations, which are among the toughest environmental standards in the country, if not the world,” he said.

Mr. Scipioni continued, “Our EIS is not a blueprint for development of other projects in the area. Our whole project is located to the southwest of the Laurentian Divide and, therefore, is not in the Boundary Waters Canoe Area Wilderness watershed. Our mine site is surrounded on three sides by existing or former mine sites and is within the main corridor of the Iron Range operations. The EIS is specific to our plans to reuse the existing Erie Plant facilities, including disposal of waste tailings, and construction of new facilities within the footprint of the brown field site.

“We plan to build this project in a manner that protects the environment. We also want to bring much-needed economic diversification and new jobs to our area of the state,” Mr. Scipioni concluded.

Glencore Financing Summary
Upon completion of the second installment of the recently announced financing, which is to occur in January 2010, Glencore will have invested a total of US$50 million into PolyMet, comprising US$25 million equity at US$2.65 per share and US$25 million in debentures issued by PolyMet’s the wholly owned US subsidiary. In addition, as of September 30, 2009 approximately US$0.9 million interest had been capitalized in the debentures. These debentures can be exchanged by Glencore into PolyMet common shares at US$4.00 per share.

By the end of January, Glencore will own 9,433,962 shares of PolyMet and be able to exchange US$25.9 million in debentures into an additional 6,471,081 shares, for a total of 15,905,043 shares representing 10.3% of PolyMet’s issued shares on a partially diluted basis.

In addition, Glencore holds warrants to purchase 6,250,000 shares at US$3.00 per share that expire on September 30, 2011. When the Final EIS is published, if the 20-day volume-weighted average share price is 150% of the exercise price or more, PolyMet can give notice of accelerated expiry to 21 business days following issuance of the notice.

Upon exercise of these warrants and exchange of the debentures, Glencore would own 21,155,043 shares or 13.7% of PolyMet’s shares on a partially diluted basis.

Finally, US$25 million Tranche E of the debenture facility (not drawn) is available to the Company subject to publication of the Final EIS and receipt by the Company of a bona fide construction finance facility. These debentures are exchangeable into shares of PolyMet stock at US$2.65 per share. If drawn and if exchanged, Glencore would own an additional 9,433,962 shares.

Summary of Glencore Position

	Shares of	Price per	Cumulative	Investment by
	Common Stock	Share	Partially Diluted	Glencore
	(number)	(US$/share)	Holding	(US $’000)
			(%)
Common Stock	9,433,962	2.65	6.3%	25,000
Existing Debentures (including capitalized interest)	6,471,081	4.00	10.3%	25,884
Shares issuable upon exercise of Purchase Warrants	6,250,000	3.00	13.7%	18,750
Tranche E Debentures (if drawn)	9,433,962	2.65	18.5%	25,000
	31,589,005	3.00		94,634

Investor Warrant Summary
In April 2007, PolyMet issued 8.020 million share purchase warrants with a strike price of US$4.00 per share which originally expired in October 2008. These warrants were part of a unit offering of stock at US$2.75 per share, which was a narrow discount to market range of US$2.75 -3.00 in the month prior to announcement of that transaction.

PolyMet restructured these warrants into 4.010 million being exercisable at US$3.00 within 30 days of publication of the draft EIS and 4.010 million being exercisable at US$5.00 prior to production or US$6.00 after production, expiring on September 30, 2011, thus preserving the average US$4.00 strike price under the original terms.

After further restructuring, the terms of these warrants are now:

  4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the earlier of 21 business days after publication of the Final Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor, or December 31, 2010.

  4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$5.00 if exercised before the project starts production, or US$6.00 after the commencement of production at any time until August 31, 2011.

PolyMet can accelerate warrant exercise if PolyMet's volume-weighted 20-day average stock price trades at a 50% premium to the conversion price applicable at the time.

Douglas Newby, CFO of PolyMet said, “The new agreement with Glencore provides us with funding through the completion of the permitting process and preparation for construction. It also demonstrates Glencore’s continued support for the project and belief in the opportunity to develop this new copper, nickel and platinum group metal mine in the US.

“We have structured the warrants in such a way that, during the time between publication of the final EIS and receipt of an offer of construction finance, we have approximately $56 million of financing available from warrant exercise and Tranche E debentures, subject to fulfillment of certain conditions. Those funds would support equipment ordering and engineering leading up to permitting and the start of construction,” Mr. Newby concluded.

Capitalization Summary

		Shares of	Cumulative	Transaction		Cumulative
		Common Stock	Shares	Price per	Funding to	Funding to
		Issued	Outstanding	Share	PolyMet	PolyMet
	Note	(number)	(number)	(US$/share)	(US$/’000)	(US$’000)

Common Stock
Issued, prior to Glencore Transaction			139,178,875
Issued to Glencore on November 23, 2009		3,773,585	142,952,460	2.65	10,000	10,000
To be issued on or before January 29, 2010		5,660,377	148,612,837	2.65	15,000	25,000

Stock to be issued upon exercise of warrants
Investor warrants (first part)	1	4,010,000	152,622,837	3.00	12,030	37,030
Glencore warrants	2	6,250,000	158,872,837	3.00	18,750	55,780
Investor warrants (second part)	3	4,010,000	162,882,837	5.00	20,050	75,830

Debentures
Tranche A-D Glencore Debentures (already drawn)	4	6,471,081	169,353,918	4.00	25,884
Tranche E Glencore Debentures	5	9,433,962	178,787,880	2.65	25,000	100,830

Notes
1. Expire 21 business days after publication of final EIS
2. Triggered if PolyMet stock > US$4.50 after publication of final EIS
3. Exercisable at US$5 before production, expiring 8/31/2011
4. Debentures already issued, including capitalized interest at 9/30/2009
5. Available after publication of final EIS & construction financing offer

* * * * *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one million man hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

About Glencore
Glencore International AG, based in Baar, Switzerland, is a leading privately held, diversified natural resources company with worldwide activities in the smelting, refining, mining, processing, purchasing, selling and marketing of metals and minerals, energy products and agricultural products.

Glencore AG is a subsidiary of Glencore International AG. Glencore AG, which maintains offices in Stamford, Connecticut, has purchased the common stock from the Company and debentures from the Issuer in the ordinary course of its business. Glencore AG may from time to time acquire additional securities of the Issuer and/or the Company, dispose of some or all of the existing or additional securities it holds or will hold, or may continue to hold its then current position.

POLYMET MINING CORP.

Per:	"Joe Scipioni”
Joe Scipioni, President

For further information, please contact:

Investors/Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Governmental and Environmental Affairs
+1 (646) 879-5970	+1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

or:
Marc Ocskay
Glencore International AG
Tel: +41 41 709 2000
Fax: +41 41 709 3000
info@glencore.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to the expected proceeds and closing of the registered direct offering, exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2009 and in our other filings with Canadian securities authorities and the Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the six months ended July 31, 2009 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.